Press Release



Skandia

7 November 2001



Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.se
Office:
Sveavägen 44

If to merge with Sampo's P&C insurance operation

If P&C Insurance Ltd. is merging with Sampo's property & casualty insurance operation and at the same time broadening its ownership structure. If is thereby consolidating its position as the largest property & casualty insurance company in the Nordic region, with a market share of 24 per cent. Through this broadened structure, If will be able to benefit from greater economies of scale and a wider geographic spread of business in the Nordic market.

After the merger, If P&C Insurance will have pro forma premium volume of SEK 27.5 billion as per September 2001, net asset value of SEK 17.3 billion, 8,000 employees and 3.7 million customers.

Sampo will be the largest single owner, with 38.05 per cent. In order to further broaden the ownership, a new issue will be directed to Varma-Sampo Mutual Pension Insurance Company, which will be a new owner. Varma-Sampo will have thereby have a 10.06 per cent stake in the company.

In connection with the deal, If's capital base will also be strengthened by a combined total of nearly SEK 3 000 million, including a capital contribution of SEK 558 million from Skandia.

Additionally, Skandia is selling 10.06 per cent of its ownership in If to Skandia Liv, at the same terms as for Varma-Sampo. Skandia's ownership will thereafter be 19.36 per cent. Following the transaction, Storebrand's ownership will be 22.47 per cent.

"This is an industrially appropriate deal that is now being carried out," comments Lars-Eric Petersson, President and CEO of Skandia. "It will put If in a solid position for its future development."

For further information, please contact:
Birgitta Hammarström, press manager, tel. +46-8-788 27 55, or +46-70-378 2755
Harry Vos, head of Investor Relations, tel. +46-8-788 36 43

Press Release


Skandia

7 November 2001

Skandia Liv Insurance Co Ltd
SE- 103 50 Stockholm
Telephone +46 8 788 10 00
Telefax +46 8 788 25 25
Internet:: http://www.skandia.se

Visiting adress:
Sveavägen 38

Skandia Liv purchases 10.06 per cent of If P&C Insurance

If P&C Insurance has announced that it is merging with Sampo's property & casualty insurance operation at the same time that it is broadening its ownership structure. As a result, Sampo, Storebrand, Skandia, Varma-Sampo and Skandia Liv will be the owners of If.

Skandia Liv is purchasing 10.06 per cent of the shares in If P&C Insurance from Skandia Insurance Company Ltd.

"Our acquisition of the shareholding in If P&C Insurance is a long-term investment which we have received the opportunity to carry out at attractive terms," comments Magnus Ohlsson, President and CEO of Skandia Liv.

For further information, please contact:

Magnus Ohlsson, President and CEO, Skandia Liv, tel. +46-8-788 35 37